Exhibit No. 11.1

ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION FOR BASIC EARNINGS PER SHARE

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	Three Months Ended December 31, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Basic earnings per share
Net earnings	$2.2	n/a	n/a	n/a

Average number of common shares outstanding	55.0	n/a	n/a	n/a

Basic earnings per share	$0.04	n/a	n/a	n/a